FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 16, 2012

Commission File Number 0-51504

GENETIC TECHNOLOGIES LIMITED

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

60-66 Hanover Street

Fitzroy

Victoria 3065 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                                               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2012

GENETIC TECHNOLOGIES LIMITED

	By:	/s/ Thomas Howitt
Name: Thomas Howitt
Title: Chief Financial Officer

INCORPORATION BY REFERENCE:  This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-184766) filed by Genetic Technologies Limited under the Securities Act of 1933, as amended, or the Securities Act, to the extent no superseded by documents or reports subsequently filed by Genetic Technologies under the Securities Act or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.1	Sales Agreement dated as of November 16, 2012 between Genetic Technologies Limited and Cowen and Company, LLC.

5.2	Opinion of Middletons

23.3	Consent of Middletons (filed herewith and included in Exhibit 5.2)